                                            203 North LaSalle Street, Suite 1800
                                                    Chicago, Illinois 60601-1293
                                              main 312.368.4000 fax 312.236.7516

                                                                 IAN S. KOPELMAN
                                                   Ian.kopelman@piperrudnick.com
                                            direct 312.368.2161 fax 312.984.5648



April 11, 2002



The Individual Trustees of
  Whirlpool 401(k) Trust
2000 North State Route 63
Benton Harbor, MI 49022

The Board of Directors of
  Whirlpool Corporation
2000 North State Route 63
Benton Harbor, MI 49022

Dear Sirs:

         We have been asked by the Individual Trustees (the "Trustees") of the Whirlpool 401(k) Trust (the "Trust") and the management of Whirlpool Corporation (the "Company") to advise them of our opinion with respect to compliance by the Trust and the Whirlpool 401(k) Plan, as restated effective January 1, 1997 (the "Plan"), and as subsequently amended, with the provisions of the Employee Retirement Income Security Act of 1974, as amended, and the rulings and regulations published thereunder, to date ("ERISA").

         For purposes of this opinion, we have examined pertinent documents and records as we have deemed appropriate, including the Plan and the Trust, as amended, the Rules and Regulations of the Plan, a determination letter dated March 27, 1995, in which the Internal Revenue Service made a favorable determination as to the qualified status of the Plan under applicable provisions of the Internal Revenue Code of 1986, as amended (the "Determination Letter"), and the Company's Restated Certificate of Incorporation and By-Laws, as amended.

         Due in part to the enactment of recent legislation and the adoption by the Company of an amendment and restatement of the Plan and Trust, as well as subsequent amendments thereto, the Company requested the Internal Revenue Service to make a favorable determination as to the continued qualified status of the Plan and Trust under applicable provisions of the Internal Revenue Code of 1986, as amended, on December 14, 2001. The Internal Revenue Service is currently in the process of reviewing that request for a determination letter.

                                                         Benton Harbor, MI 49022
                                                                  April 11, 2002
                                                                          Page 2

         Subsequent to the request for a favorable determination letter, the Plan was amended to comply with the Economic Growth and Tax Relief Reconciliation Act of 2001, as amended, and to designate the Whirlpool Stock Fund established under the Plan as an employee stock ownership plan within the meaning of Code Section 4975(e)(7).

         On the basis of the foregoing, it is our opinion that we are not aware of any circumstances in existence since the issuance of the Determination Letter which would cause the Plan or Trust to fail to comply with ERISA, nor do we know of any reason why any amendments to the Plan or the Trust adopted since the issuance of the Determination Letter (including, but not limited to, the establishment of the Whirlpool ESOP Plan), would cause the Plan or the Trust to fail to comply with ERISA.

         We hereby consent to the filing of this opinion as an exhibit to the Registration Statement.

Very truly yours,

PIPER RUDNICK

Ian S. Kopelman

ISK/df